EXHIBIT 99.1

EDAP Streamlines Capital Structure

Exchanges Outstanding Convertible Debt and Warrants for Term Notes With Extended Maturity and Other Consideration

LYON, France, Jan. 26, 2012 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, announced today that it has restructured its outstanding convertible debt through a privately negotiated exchange with its existing holders of senior debentures and warrants. Certain existing holders of the Company's senior debentures and warrants have agreed to exchange their outstanding senior debentures and warrants for aggregate principal amount of USD 10 million 9% non-convertible term notes due June 30, 2014, warrants to purchase 408,691 newly issued shares at an exercise price equal to the par value per share and 1,926,685 newly issued shares, in the form of American Depositary Receipts. Certain other existing holders of the Company's senior debentures and warrants have also agreed to exchange USD 500,000 of total aggregate principal amount of their outstanding senior debentures and warrants for 22,186 newly issued shares and cash in a like amount. Following the exchange, the total outstanding debt of the Company will be reduced to USD 10 million (EUR 7.7 million) from USD 10.5 million (EUR 8.0 million) with an extended maturity until June 30, 2014 instead of October 29, 2012.

Marc Oczachowski, Chief Executive Officer of EDAP TMS, commented, "We are particularly pleased with this exchange completed with our bond and warrant holders. It removes the short term debt burden by extending the maturity to 2014 and eliminates the potential dilution connected with our 2007 convertible bond."

Mr. Oczachowski continued, "We believe the agreement strengthens EDAP's financial profile in an efficient and effective transaction and reduces some of our future financial obligations. We believe these agreements are in the best interests of all EDAP shareholders and serve as the foundation for the Company to continue its growth and market development."

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq:RODM), advised EDAP in structuring the exchange.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities. The term notes, the warrants and the newly issued shares of EDAP ordinary shares have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm®, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com